Exhibit 99.26

Novadaq Announces Appointment of G. Steven Burrill to Its Board of

Directors

Visionary Brings Expertise in Health Industry Management

Toronto, Ontario – May 24, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time imaging systems for use in the operating room, today announced that G. Steven Burrill has been appointed to the Company’s Board of Directors. Mr. Burrill has been involved in the growth and prosperity of the biotechnology industry for over 40 years. He is one of the original architects of the industry and one of its most avid and sustained developers.

“I am looking forward to working with the superb Novadaq team to help build a very successful company,” commented Mr. Burrill.

Currently, Mr. Burrill serves as Chairman of the Board of Abunda Corporation, and is a member of the Boards of Directors of Catalyst Biosciences, Depomed, NewBridge, Proventys, Targacept and XDx. Before founding Burrill & Company in 1994, he spent 28 years with Ernst & Young, directing services to clients in the biotechnology/life sciences/high technology/manufacturing industries worldwide. In 2002, Mr. Burrill was recognized as the biotech investment visionary by the Scientific American magazine (The Scientific American 50).

Mr. Burrill is Chief Executive Officer of Burrill & Company, a San Francisco based life sciences firm focused exclusively on companies involved in human healthcare (biotechnology, pharmaceuticals, diagnostics, devices, medical technologies, healthcare delivery, nutraceuticals and wellness) and BioGreenTech (agricultural biotechnology, industrial biotechnology (biomaterials/bioprocesses), and biofuels). Burrill & Company’s business revolves around four core activities: Venture Capital, Private Equity, Merchant Banking and Media.

Novadaq has also announced that concurrent with the appointment of Mr. Burrill, Dr. Brent Norton has stepped down from his position with the Novadaq Board following 10 years of service.

“I am delighted to welcome Steven to the Board of Directors,” said Dr. Arun Menawat, Novadaq CEO and President. “His deep understanding and commitment to fostering growth of healthcare companies is extremely relevant to Novadaq’s business and his guidance will be invaluable as we execute our strategic plan toward driving the further adoption of our SPY technology. At the same time, I wish Brent well – his guidance has been important to Novadaq’s evolution from a technology concept start-up to a commercial enterprise, and his contributions highly appreciated.”

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY endoscopic technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

ICR, LLC

Sherry Bertner

Managing Director

646-277-1247

sherry.bertner@icrinc.com